Mail Stop 03-06


May 2, 2005



Via Facsimile and U.S. Mail

Mr. Robert Saltmarsh
Chief Financial Officer
Nanogen, Inc.
10398 Pacific Center Court
San Diego, CA 92121


	Re:	Nanogen, Inc.
		Form 10-K for the fiscal year ended December 31, 2005
		File No. 000-23541

Dear Mr. Saltmarsh:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the fiscal year ended December 31, 2004

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 33

Results of Operations - Page 38

Years ended December 31, 2004, 2003 and 2002 - Page 38

1. We note your discussion on page 30 of the License and Supply Agreement with Applied Biosystems that you acquired in connection with your acquisition of Epoch Biosciences, Inc. It would appear that this is a significant agreement to you. In future filings please make more specific disclosures regarding the significant terms of this agreement including minimum royalty payments and the remaining life of the underlying patents.

Note 3 - Financial Statement Details - Page F-15

Inventories - Page F-17

2. We see that inventory reserves approximate 77% of inventory cost and that those reserves significantly increased on both an actual and percentage basis in 2004. MD&A should include disclosure about why such a significant portion of inventory cost is reserved and your plans for disposition of the impaired inventory. For example, were any of written-off inventory items subsequently sold? If so, were they sold at prices above their new cost basis? What was the impact of any such sales upon gross profit margins? Please revise future filings to address our concerns.

Note 4 - Business Combinations - Page F-18

3. We note that a significant portion of your acquisition price related to the SynX and Epoch acquisitions was allocated to goodwill.
In a supplemental response and in future filings provide a description of the factors that contributed to a purchase price that resulted in recognition of such a significant goodwill asset. Additionally please tell us how you determined to allocate the excess purchase price between goodwill, intangible assets and property, plant and equipment. Specifically discuss the reasons for not allocating more of the excess purchase price to intangible assets such as customer relationships, contracts, licenses, technology, etc.
For reference see EITF 02-17 and Appendix A of SFAS 141.


4. In a supplemental response and in future filings please disclose the following:

* The types of technology you purchased from Epoch, including the method and principal valuation assumptions.
* A condensed balance sheet that discloses the specific types of assets and liabilities that you acquired / assumed.

      Refer to the disclosure requirements of paragraphs 51 and 52 of
SFAS 141.

SynX Pharma Inc. - Page F-18

5. We see that you have recorded a $3.8 million in-process research and development charge, noting that you concluded these projects had not reached technological feasibility and had no alternative future use. In a supplemental response and in future filings please expand your footnote and MD&A to disclose more details regarding the acquired IPR&D amounts, including:

* Specific nature and fair value of each significant in-process research and development project acquired,
* Completeness, complexity and uniqueness of the project(s) at the acquisition date,
* Nature, timing and estimated costs of the efforts necessary to complete the project(s) as well as the expected sources of funding therefore and anticipated completion dates,
* Risks and uncertainties associated with completing development on schedule and consequences if it is not completed timely and
* Significant appraisal assumptions, such as -
o period in which material net cash inflows from significant projects are expected to commence; and
o material anticipated changes from historical pricing, margins and expense levels.
In filings subsequent to the acquisition of IPR&D an update of the status of the IPR&D projects should be provided along with details of any significant changes in assumptions made at the time of acquisition and how this impacts the expected return on investment.


Epoch Biosciences, Inc. - Page F-19

6. We see that on December 16, 2004 you acquired all the outstanding common stock of Epoch Biosciences, Inc. for 13.4 million shares of your common stock. Please supplementally demonstrate why you are the acquiring entity under paragraph 17 of SFAS 141. We may have further comments after reviewing your response.

Note 11- Collaborative Alliances - Page F-29

Princeton BioMeditech Corporation - Page F-29

7. Please revise future filings to describe the significant terms of your agreement with PBM, including any minimum purchase provisions, license agreements, or commitments to provide additional funding.
Also disclose any payments you made during the year under this agreement.

* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 824-
5266
or me at (202) 942-1812 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 942-1931.


      								  Sincerely,


								  Jay Webb
								  Reviewing Accountant


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Mr. Robert Saltmarsh
Nanogen, Inc.
May 2, 2005
Page 4